Exhibit 99.1

CNOOC LIMITED

For Immediate Release

CNOOC Limited Announces

Caofeidian 11-1/11-6 Oilfield Comprehensive Adjustment Project

Commences Production

(Hong Kong, November 20, 2019) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) announced today that Caofeidian 11-1/11-6 oilfield comprehensive adjustment project has commenced production.

Caofeidian 11-1/11-6 oilfield comprehensive adjustment project is located in Bohai with average water depth of 20 to 25 meters. The project has built two central processing platforms in addition to fully utilizing the existing facilities in Caofeidian oilfield, which including six wellhead platforms and one FPSO. A total of 89 producing wells are planned with 12 wells currently producing. The project is expected to reach its peak production of approximately 28,700 barrels of crude oil per day in 2021.

As the operator, the Company holds 51 percent interest in Caofeidian 11-1 oilfield and 60 percent interest in Caofeidian 11-6 oilfield, while the partners, Brightoil Petroleum (Holdings) Limited holds 40.09 percent interest and 29.18 percent interest in these two oilfields respectively, SPC E&P (China) Pte Ltd holds the remaining interest in these two oilfields.

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”,

“anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, the exploration and development activities, mergers, acquisitions and divestments activities, environmental responsibility and compliance requirements, foreign operations and cyber system attacks.  For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86-10-8452-3404

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Ms. Ada Leung

Hill+Knowlton Strategies Asia

Tel: +852-2894-6225

Fax: +852-2576-1990

E-mail: CNOOC@hkstrategies.com